FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated October 24, 2006 - “Performance Review - Quarter ended September 30, 2006: 30% year-on-year growth in profit after tax”
2.	Audited Financial Results for the period ended September 30, 2006.
3.	News Release dated October 24, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: October 24, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 24, 2006

Performance Review – Quarter ended September 30, 2006: 30% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2006 (Q2-2007).

Highlights

  Operating profit excluding treasury income increased 65% in Q2-2007 to Rs. 1,325 crore (US$ 288 million) from Rs. 804 crore (US$ 175 million) in the quarter ended September 30, 2005 (Q2-2006).

  Operating profit increased 54% to Rs. 1,612 crore (US$ 351 million) in Q2-2007 from Rs. 1,044 crore (US$ 227 million) in Q2-2006.

  Profit after tax for Q2-2007 increased 30% to Rs. 755 crore (US$ 164 million) from Rs. 580 crore (US$ 126 million) for Q2-2006.

  Net interest income increased 47% to Rs. 1,577 crore (US$ 343 million) for Q2-2007 from Rs. 1,070 crore (US$ 233 million) for Q2- 2006.

  Fee income increased 62% to Rs. 1,138 crore (US$ 248 million) for Q2-2007 from Rs. 704 crore (US$ 153 million) for Q2-2006.

  Profit after tax increased 24% to Rs. 1,375 crore (US$ 299 million) for the six-month period ended September 30, 2006 (H1-2007) from Rs. 1,110 crore (US$ 242 million) for the six-month period ended September 30, 2005 (H1-2006).

  Retail assets increased 57% to Rs. 107,679 crore (US$ 23.4 billion) at September 30, 2006 from Rs. 68,537 crore (US$ 14.9 billion) at September 30, 2005.

  Deposits increased 57% to Rs. 189,499 crore (US$ 41.3 billion) at September 30, 2006 from Rs. 120,452 crore (US$ 26.2 billion) at September 30, 2005.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank’s net customer assets increased 47% to Rs. 163,785 crore (US$ 35.7 billion) at September 30, 2006 compared to Rs. 111,514 crore (US$ 24.3 billion) at September 30, 2005. The Bank maintained its growth momentum and market leadership in the retail segment. In H1-2007, the Bank’s total retail disbursements were about Rs. 33,500 crore (US$ 7.3 billion) including home loan disbursements of about Rs. 13,400 crore (US$ 2.9 billion). Retail assets constituted 69% of advances and 66% of customer assets. The Bank is focusing on non-fund based products and services, as well as capitalising on opportunities presented by the domestic and international expansion of Indian companies. The Bank is also extending its reach in the small and medium enterprises segment.

Rural banking

The Bank is rolling out its rural strategy, providing a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance, through a range of channels. The Bank is focusing on rural retail lending for productive purposes, as well as rural infrastructure. The Bank’s rural retail delivery channels include its own branches, as well as various partnerships, including micro-finance institution (MFI) partners. The Bank has also initiated banking correspondent models. The Bank’s rural portfolio grew by about 70% on a year-on-year basis.

International operations

The Bank now operates in 14 countries through branches, representative offices and wholly-owned subsidiaries. During the quarter, the Bank’s Canadian subsidiary opened its sixth branch and the Bank opened a representative office in Indonesia. The loan portfolio of the Bank’s international branches (including foreign currency financing to Indian companies) increased to about Rs. 15,000 crore (US$ 3.3 billion) at September 30, 2006 from Rs. 9,600 crore (US$ 2.1 billion) at September 30, 2005. The loan portfolio of the Bank’s international banking subsidiaries (including foreign currency financing to Indian companies) increased to about Rs. 9,400 crore (US$ 2.0 billion) at September 30, 2006 from Rs. 4,100 crore (US$ 0.9 billion) at September 30, 2005. The Bank’s remittance volumes grew by 74% in H1-2007 compared to H1-2006. The Bank has launched remittances services to Sri Lanka and the Philippines through its UK and Canada subsidiaries. ICICI Bank UK’s unaudited profit after tax of for H1-2007 was US$ 16.1 million (approximately Rs. 74 crore), translating into a return on equity of 21%.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at September 30, 2006 was 14.3% (including Tier 1 capital adequacy of 9.4%), well above RBI’s requirement of total capital adequacy of 9.0%. The Bank’s unaudited capital adequacy estimated based on RBI’s draft guidelines issued in February 2005 on implementation of the revised capital adequacy framework (Basel II), was about 14.9% (including Tier 1 capital adequacy of about 10.5%) at September 30, 2006.

Asset quality

At September 30, 2006, the Bank’s net non-performing assets constituted 0.9% of customer assets against 1.0% at September 30, 2005. The Bank’s net restructured loans at September 30, 2006 were Rs. 4,942 crore (US$ 1.1 billion), down from Rs. 5,713 crore (US$ 1.2 billion) at September 30, 2005.

Key domestic subsidiaries

ICICI Securities achieved a profit after tax of Rs. 35 crore (US$ 8 million) in Q2-2007. ICICI Lombard General Insurance Company (ICICI Lombard) enhanced its leadership position with a market share of 35% among private sector general insurance companies and an overall market share of 12% in H1-2007. ICICI Lombard’s unaudited profit after tax for Q2-2007 was Rs. 18 crore (US$ 4 million).

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide make losses in the initial years, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 112 crore (US$ 24 million) on the Bank’s consolidated profit after tax in Q2-2007 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Q2-2007 was Rs. 161 crore (US$ 35 million) as compared to Rs. 100 crore (US$ 22 million) in Q2-2006. NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

Prudential ICICI Asset Management Company continues to be among the

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

top two asset management companies in India with assets under management of over Rs. 30,000 crore (US$ 6.5 billion) at September 30, 2006.

Summary Profit and Loss Statement

Rs. crore
	Q2-2006	Q2-2007	Growth over Q2-2006	H1-2006	H1-2007	FY2006
Net interest income[1]	1,070	1,577	47%	2,039	3,052	4,709
Non-interest income (excluding treasury)	871	1,283	47%	1,779	2,473	4,056
- Fee income	704	1,138	62%	1,363	2,123	3,259
- Lease & other income	167	145	(13%)	416	350	797
Less:
Operating expense	816	1,157	42%	1,587	2,237	3,547
Expenses on direct market agents (DMAs)[1]	257	327	27%	511	718	1,177
Lease depreciation	64	51	(20%)	128	102	277
Core operating profit	804	1,325	65%	1,592	2,468	3,763
Treasury income	240	287	20%	423	375	928
Operating profit	1,044	1,612	54%	2,015	2,843	4,691
Less: Provisions[2,3]	304	709	133%	602	1,192	1,594
Profit before tax	740	903	22%	1,413	1,651	3,097
Less: Tax	160	148	(8%)	303	276	557
Profit after tax	580	755	30%	1,110	1,375	2,540

1.	DMA expense on automobile loans, which was earlier deducted from net interest income, is now included in “Expenses on direct marketing agents (DMAs)”.
2.	Includes premium amortisation on government securities: Rs. 184 crore in Q2- 2006, Rs. 243 crore in Q2-2007, Rs. 339 crore in H1-2006, Rs. 510 crore in H1-2007 and Rs. 802 crore in FY2006.
3.	Includes standard asset provisions of Rs. 24 crore in Q2-2006, Rs. 87 crore in Q2-2007, Rs. 40 crore in H1-2006, Rs. 134 crore in H1-2007 and Rs. 339 crore in FY2006.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	Sept 30, 2005	Sept 30, 2006	Growth over Sept 30, 2005	March 31, 2006
Assets
Cash balances with banks & SLR	54,555	84,540	55%	68,114
- Cash & bank balances	12,988	23,825	83%	17,040
- SLR investments	41,567	60,715	46%	51,074
Advances	107,071	155,403	45%	146,163
Investments	13,751	22,278	62%	20,473
Fixed & other assets	13,842	20,152	46%	16,639
Total	189,219	282,373	49%	251,389
Liabilities
Networth	13,716	23,550	72%	22,206
- Equity capital	741	893	21%	890
- Reserves	12,975	22,657	75%	21,316
Preference capital	350	350	-	350
Deposits	120,452	189,499	57%	165,083
Erstwhile ICICI borrowings	15,411	11,400	(26%)	13,190
Other borrowings	26,760	40,201[1]	50%	35,477
Other liabilities	12,530	17,372	39%	15,083
Total	189,219	282,373	49%	251,389

1.	Includes perpetual debt callable with regulatory approval at the end of 10 years from issue, qualifying as Tier-1 capital, aggregating Rs. 2,271 crore.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the impact of any acquisitions, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or email: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 45.92.

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007. Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051. Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

Rs. in crore
Sr. No.	Particulars		Quarter ended		Half year ended		Year ended March 31, 2006
			September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
1.	Interest earned (a)+(b)+(c)+(d)		5,469.43	3,329.33	10,508.06	6,445.32	14,306.13
	a)	Interest/discount on advances/bills	3,790.18	2,378.71	7,227.36	4,554.32	10,206.59
	b)	Income on investments	1,484.79	856.88	2,827.26	1,686.45	3,692.76
	c)	Interest on balances with Reserve Bank of India and other interbank funds	158.19	79.18	404.10	155.56	335.46
	d)	Others	36.27	14.56	49.34	48.99	71.32
2.	Other income		1,570.13	1,111.55	2,847.69	2,202.05	4,983.14
	A)	TOTAL INCOME (1) + (2)	7,039.56	4,440.88	13,355.75	8,647.37	19,289.27
3.	Interest expended		3,892.44	2,259.82	7,455.79	4,406.36	9,597.45
4.	Operating expenses (e) + (f) + (g)		1,535.24	1,137.00	3,056.72	2,226.17	5,001.15
	e)	Payments to and provisions for employees	392.96	247.11	749.72	470.20	1,082.29
	f)	Direct marketing agency expenses	327.11	257.34	717.95	511.49	1,177.06
	g)	Other operating expenses	815.17	632.55	1,589.05	1,244.48	2,741.80
	B)	TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	5,427.68	3,396.82	10,512.51	6,632.53	14,598.60
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)		1,611.88	1,044.06	2,843.24	2,014.84	4,690.67
6.	Other provisions and contingencies		709.34	303.79	1,192.12	601.67	1,594.07
7.	Provision for taxes
	a)	Current period tax	179.95	152.06	347.03	348.36	691.22
	b)	Deferred tax adjustment	(32.42)	8.16	(70.93)	(45.25)	(134.69)
8.	NET PROFIT (5-6-7)		755.01	580.05	1,375.02	1,110.06	2,540.07
9.	Paid-up equity share capital (face value Rs. 10/-)		892.92	740.92	892.92	740.92	889.83
10.	Reserves excluding revaluation reserves		22,657.47	12,975.38	22,657.47	12,975.38	21,316.16
11.	Analytical ratios		••	••	••	••	••
	(i)	Percentage of shares held by Government of India
	(ii)	Capital adequacy ratio	14.34%	11.52%	14.34%	11.52%	13.35%
	(iii)	Earnings per share for the period (not annualised for quarter/period) (in Rs.) (basic)	8.46	7.84	15.42	15.02	32.49
	(iv)	Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	8.39	7.76	15.30	14.87	32.15
12.	Aggregate of non-promoter shareholding
	•	No. of shares	892,895,861	740,881,117	892,895,861	740,881,117	889,823,901
	•	Percentage of shareholding	100	100	100	100	100
13.	Deposits		189,499.37	120,452.34	189,499.37	120,452.34	165,083.17
14.	Advances		155,403.49	107,070.97	155,403.49	107,070.97	146,163.11
15.	Total assets		282,372.54	189,218.48	282,372.54	189,218.48	251,388.95

Notes
1.	The financial results have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the quarter ended September 30, 2006, the Bank allotted 1,000,376 equity shares pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints / grievances for the quarter ended September 30, 2006.

Opening balance	Additions	Disposals	Closing balance
9	955	956	8

4.	Provision for current period tax includes Rs. 10.84 crore towards provision for fringe benefit tax for the quarter ended September 30, 2006 (Rs. 21.98 crore for the half year ended September 30, 2006).
5.	Till the year ended March 31, 2006, the Bank deducted direct marketing agency expenses on automobile loans from the interest income. For the period ended September 30, 2006, the Bank has reported all direct marketing agency expenses, on automobile loans and other retail loans, separately under "Operating expenses".
6.	ICICI Web Trade Limited has merged with ICICI Brokerage Services Limited, a subsidiary of ICICI Bank Limited, effective October 1, 2006.
7.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
8.	The above financial results have been taken on record by the Board of Directors at its meeting held on October 24, 2006.

Place: Mumbai	Kalpana Morparia
Date: October 24, 2006	Joint Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE PERIOD ENDED SEPTEMBER 30, 2006
(Rs.in crore)
Sr. No.	Particulars	Quarter ended		Half year ended		Year ended March 31, 2006
1.	Segment Revenue	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
a	Consumer and Commercial Banking	5,649.27	3,576.95	10,697.75	6,975.25	15,408.53
b	Investment Banking	1,897.41	1,192.25	3,491.53	2,343.99	4,972.50
	Total revenue	7,546.68	4,769.20	14,189.28	9,319.24	20,381.03
	Less: Inter Segment Revenue	507.12	328.32	833.53	671.87	1,091.76
	Income from Operations	7,039.56	4,440.88	13,355.75	8,647.37	19,289.27
2.	Segmental Results (i.e. Profit before tax & provisions)
a	Consumer and Commercial Banking	1,069.73	750.99	1,883.69	1,429.21	3,387.05
b	Investment Banking	551.76	302.67	978.76	604.83	1,342.02
	Total profit before tax & provisions	1,621.49	1,053.66	2,862.45	2,034.04	4,729.07
3.	Provisions
a	Consumer and Commercial Banking	474.04	54.67	675.99	206.15	732.02
b	Investment Banking	235.31	249.12	516.14	395.52	862.05
	Total provisions	709.35	303.79	1,192.13	601.67	1,594.07
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	595.69	696.32	1,207.70	1,223.06	2,655.03
b	Investment Banking	316.45	53.55	462.62	209.31	479.97
	Total profit before tax	912.14	749.87	1,670.32	1,432.37	3,135.00
	Unallocated	9.60	9.60	19.20	19.20	38.40
	Tax	147.53	160.22	276.10	303.11	556.53
	Profit after tax	755.01	580.05	1,375.02	1,110.06	2,540.07
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(45,179.23)	(23,351.11)	(45,179.23)	(23,351.11)	(27,936.78)
b	Investment Banking	65,489.89	34,720.35	65,489.89	34,720.35	47,417.84
	Total capital employed	20,310.66	11,369.24	20,310.66	11,369.24	19,481.06

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 24, 2006

Ms. Lalita Gupte, Joint Managing Director of ICICI Bank Limited (NYSE: IBN) will retire from the Board of Directors of the Bank on October 31, 2006. The Board at its Meeting held at Mumbai today placed on record its deep appreciation of Ms. Gupte’s invaluable contribution to the growth and development of the ICICI group. Ms. Gupte joined erstwhile ICICI Limited (ICICI) in 1971 and was elevated to its Board of Directors in 1994. She was appointed Joint Managing Director of ICICI Bank in 2002, following the merger of ICICI with the Bank. Over the last five years, she has played the pivotal role in envisioning and implementing the international strategy. The international operations have grown rapidly and now encompass a range of products and services across a diverse customer base in a number of geographies.

Following Ms. Gupte’s retirement, Ms. Chanda Kochhar, Deputy Managing Director will assume responsibility for international banking, and will also continue to be responsible for corporate banking. The Board placed on record its recognition of Ms. Kochhar’s contribution in the growth of the Bank’s retail business under her leadership.

Dr. Nachiket Mor, Deputy Managing Director will continue to be responsible for rural banking and global principal investments and trading.

The Board at its Meeting today elevated Mr. V. Vaidyanathan, Senior General Manager as Executive Director on the Board, subject to the approval of Reserve Bank of India, and of the shareholders at the next general meeting. Mr. Vaidyanathan joined the ICICI group in 2000. He has, together with Ms. Kochhar, led the growth of the retail business over the past five years. He will continue to be responsible for retail banking and will report to the Managing Director & CEO.

ICICI Prudential Life Insurance Company (ICICI Pru Life), the group’s life insurance business in joint venture partnership with Prudential plc, has assumed increasing importance and criticality over the years, and accounts for a significant portion of the group’s revenues and capital deployment. In order to further strengthen the top management of this business in line with its growing scale, the joint venture partners have decided to recommend to ICICI Pru Life’s board of directors the appointment of Mr. Bhargav Dasgupta, Senior General Manager, ICICI Bank, as an Executive Director on the board of ICICI Pru Life, subject to necessary approvals.

Given the growth of the ICICI group and its presence across the spectrum of financial services, a new management grade is being created in the group for certain critical functions that need to be viewed on a group-wide basis to ensure alignment of philosophy and policies, and derive benefits from the synergies between different businesses, while maintaining appropriate arms’ length relationships and ensuring regulatory compliance. The following Senior General Managers of ICICI Bank are being promoted to this grade:

  Ms. Madhabi Puri-Buch, who is responsible for Operations on a Bank-wide basis as well as certain key corporate functions, will also be the Group Corporate Brand Officer.
  Ms. Vishakha Mulye will be the Group Chief Financial Officer.
  Mr. K. Ramkumar will be the Group Chief Human Resources Officer.
  Mr. Pravir Vohra will be the Group Chief Technology Officer.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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